1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☑	Form 40-F	☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    )

SPIL announces closing of sale of its ownership in ChipMOS Technologies INC. and acquisition of the common shares of ChipMOS Technologies (Bermuda) LTD.
SIGNATURES

News Release
SPIL announces closing of sale of its ownership in ChipMOS Technologies INC. and acquisition of the common shares of ChipMOS Technologies (Bermuda) LTD.
Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: March 27, 2007
Siliconware Precision Industries Co., Ltd. (“SPIL”) (Taiwan Stock Exchange Code: 2325; NASDAQ: SPIL) announced today that it has closed its previously announced sale of SPIL’s common share ownership in ChipMOS Technologies INC. (“ChipMOS Taiwan”) and acquisition of the common shares of ChipMOS Technologies (Bermuda) LTD. (NASDAQ: IMOS) (“IMOS”).
On March 27, 2007, SPIL closed the sale of all of the common stock of ChipMOS Taiwan owned by SPIL totaling 254,863,285 shares at the price of US$0.75 per share to IMOS and ChipMOS Taiwan, and the total combined transaction value was US$191,147 thousand. At the same time, SPIL also acquired 12,174,998 privately placed common shares of IMOS at the price of US$6.28 per share with an aggregate investment amount of US$76,459 thousand. After such acquisition, SPIL holds approximately 14.7 percent of the total outstanding shares of IMOS. The IMOS shares have not been registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act of 1933 and applicable state securities laws. According to the relevant agreement between the two parties, SPIL has agreed to a 9-month lock-up of the IMOS shares acquired in the transaction and will receive certain registration rights.
Under ROC GAAP, SPIL will recognize
1. investment income of US$5,243 thousand (NT$173,061 thousand) during the first two months of 2007 from ChipMOS Taiwan under the equity method.
2. gain on disposal of investment of US$25,571 thousand (NT$843,976 thousand) and
3. the unrealized gain on disposal of financial assets of US$9,172 thousand(NT$302,708 thousand).
The Taiwan dollar currency is translated at an exchange rate of NT$33.005 to US$1.

Forward-Looking Statements:  This communication may contain forward-looking information and statements about SPIL and its business after closing of the transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although SPIL believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of SPIL securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SPIL, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Other than as required by applicable law, SPIL does not undertake any obligation to update or revise any forward-looking information or statements.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ: SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fables design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

SPIL Spokesperson
Ms. Eva Chen, CFO
Tel: 886-4-25341525#1528
E-mail: evachen@spil.com.tw
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 27, 2007	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer